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                          June 4, 2024

       Yue Ming
       Chief Financial Officer
       ATIF Holdings Ltd
       25391 Commercentre Dr., Ste 200
       Lake Forest, CA 92630

                                                        Re: ATIF Holdings Ltd
                                                            Registration
Statement on Form S-3
                                                            Filed May 29, 2024
                                                            File No. 333-279799

       Dear Yue Ming:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services